

January 25, 2013

<u>Via E-mail</u>
Robert N. Beury Jr.
Chief Legal Officer
Cogent Communications Group, Inc.
1015 31st Street N.W
Washington, D.C. 20007

      Re: **Cogent Communications Group, Inc.**
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 27, 2012
              Form 10-Q for the nine months ended September 30, 2012
              Filed November 7, 2012
              File No. 001-31227

Dear Mr. Beury:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Craig Wilson

              Craig Wilson
              Sr. Asst. Chief Accountant